Ecopetrol and OXY agree to extend their development plan in the Midland area of the Permian Basin

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that Ecopetrol Permian LLC (“Ecopetrol Permian”) and Occidental Petroleum Corp (“OXY”), have reached an agreement to extend the development plan of Rodeo Midland Basin LLC, located in the Permian Basin (Texas, USA), under the joint-venture established in July 2019.

This agreement, reached by the companies, includes a drilling plan for 34 wells between April 2025 and June 2026, in addition to those being executed under the current development plan for the first months of 2025.

The agreement maintains the possibility of signing a new extension of the Development Plan in the future, subject to the macroeconomic environment, industry situation, and partners' interests.

Ecopetrol and Oxy will keep active an independent contract for the development of the Delaware sub-basin, will remain in force until 2027.

After five years of operations, Ecopetrol Permian and OXY have achieved positive operational and financial results in the Permian Basin, reflected in the growth of production and its contribution to the Ecopetrol Group's results.

Ecopetrol Permian’s 2025 Plan for Midland and Delaware sub-basins will include the drilling of approximately 91 development wells, with an estimated investment of $885 MUSD and an average annual production of approximately 90 thousand barrels of oil equivalent per day (net to Ecopetrol Permian). This plan aligns with the Ecopetrol Group's strategy, capital discipline, and the diversification of its portfolio.

Permian is recognized as one of the basins with the largest hydrocarbon reserves and one of the most productive in the world, with robust infrastructure for the development of oil projects.

Bogota D.C., February 3, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co